Exhibit 99.3

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INVITEL HOLDINGS A/S

July 28, 2009

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account Number shown on your proxy card.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call and use the Company Number and Account Number shown on your proxy card.

Vote online/phone until 11:59 PM EST the day before the meeting.

COMPANY NUMBER

ACCOUNT NUMBER

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

i  Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. i

¢ 00033333330000000000 7	072809

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

				FOR	AGAINST	ABSTAIN
		1.	To re-elect Ole Steen Andersen as a Director	☐	☐	☐

		2.	To re-elect Robert R. Dogonowski as a Director	☐	☐	☐

		3.	To re-elect Peter Feiner as a Director	☐	☐	☐

		4.	To re-elect Morten Bull Nielsen as a Director	☐	☐	☐

		5.	To re-elect Jens Due Olsen as a Director	☐	☐	☐

		6.	To re-elect Carsten Dyrup Revsbech as a Director	☐	☐	☐

		7.	To re-elect Henrik Scheinemann as a Director	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: ■	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	■